Liquidnet, Inc.

(S.E.C. I.D. No. 8-52461)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

LIQUIDNET, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Liquidnet, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2015.

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2021

(amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	21,180
Cash segregated for commission management programs		83,183
Receivables from brokers, dealers and clearing organizations		67,473
Deferred tax assets, net		706
Due from customers		1,619
Due from affiliates		869
Income taxes receivable from Parent		1,992
Other assets		466
Total assets	$	177,488

Liabilities and stockholder's equity
Liabilities

Commission management liabilities	$	96,540
Due to affiliates		3,705
Payables to brokers, dealers and clearing organizations		1,619
Payable to customers		22,951
Accrued compensation		3,710
Accounts payable and other accrued liabilities		2,784
Total liabilities		131,309

Commitments and contingencies

Stockholder's equity

Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		39,426
Retained earnings		6,753
Total stockholder's equity		46,179
Total liabilities and stockholder's equity	$	177,488

The accompanying notes are an integral part of this financial statement.

Liquidnet, Inc.
Notes to Statement of Financial Condition
December 31, 2021

1. **Organization and Nature of Operations**

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Liquidnet Holdings, Inc. (the Parent). The Parent, together with its global network of consolidated subsidiaries (Affiliates), is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system that facilitates the trading of equity and fixed income securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management, transaction cost analysis and capital markets.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. All executed trades in US securities are cleared through Goldman, Sachs & Co.

The Company introduces customer orders for securities in other regions to non-US affiliated broker-dealers responsible for execution in those regions outside of the United States. The Company and its non-US affiliated broker-dealers have established a relationship that complies with the applicable requirements of Rule 15a-6 under the Exchange Act of 1934. These executed trades are cleared and/or settled by a local clearing firm.

On March 23, 2021, the Parent was acquired by TP ICAP plc, a global inter-dealer financial services firm located in the United Kingdom (Merger). The purchase price was between $575 million and $700 million U.S. dollars, depending on certain earn-out criteria over the next three years. In connection with the transaction, the Company incurred a one-time expense of $6.1 million (pre-tax) related to the acceleration of unvested equity compensation awards. The resulting tax expense / benefit is dependent on the final determination of the earn-value. Since the equity compensation expense is contributed by the Parent to the Company, there was no significant impact to the Company's regulatory net capital.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates
The preparation of statement of financial condition requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with two financial institutions. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that exceed deposit insurance limits.

Cash Segregated for Commission Management Programs

The Company held approximately $83.2 million in segregated accounts at several financial institutions for the exclusive benefit of customers of the commission management programs (see note 4). This is considered restricted cash as presented in the statement of cash flows.

Marketable Securities

Marketable securities held by the Company are reported at fair value. Marketable securities are subject to fluctuations based on changes in interest rates and market prices.

While it is not the intention of the Company to hold securities, on occasion, the Company may hold securities for a temporary period. The Company typically unwinds the position the next business day. When these circumstances occur, the Company may execute a hedge in order to minimize the financial risk and exposure in unwinding the position. There were no securities held at December 31, 2021.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

3. **Commission Management Programs**

The Company allows customers to enter into Commission Sharing Arrangements (CSA) which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments to the Company.

The Company accepts commission sharing credits from third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the statement of financial condition. Cash received from third-party brokers is segregated by the Company until payments are made by the Company to investment research providers. At December 31, 2021, $19.7 million of commission management liabilities are receivable from third-party brokers.

Liquidnet, Inc.
Notes to Statement of Financial Condition
December 31, 2021

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist of the following (in thousands):

Commissions receivable	$13,133
Deposits	10,396
Due from clearing organizations	23,529
Receivable from brokers	43,944
Total	$67,473

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, the net amounts receivable on open transactions from clearing organizations, and billed amounts for commissions and fees, net of an allowance for doubtful accounts, if any. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive.

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2020, the Company has recorded no liabilities with regard to this right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services.

The Parent provides the Company the right to use its electronic institutional brokerage trading system for equity securities, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales. The Company has entered into agreements with its Parent and another affiliate, Vega-Chi Financial Technologies Limited (VC-FT), to receive trading system services for execution of equities and fixed income securities, respectively. Both the Parent and VC-FT provide the Company the right to use their electronic institutional brokerage trading systems, which are developed, maintained and serviced by the Parent and VC-FT, respectively. Both the Parent and VC-FT charge a fee based upon the Company's revenues earned through trading of the respective securities, subject to a monthly minimum. The Company was charged trading system service fees of $42.5 million for the use of the equities and fixed income trading systems.

The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company. Amounts charged by the Parent under the administrative service fee was $9.6 million.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as cost allocations (occupancy and certain transaction costs) and fees for services performed by the Company.

During the year, the Company returned $15 million of capital to the Parent.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule). The Company uses the alternative method of calculating the minimum net capital requirement which does not permit its net capital to be less than the greater of $250,000 or 2% of aggregate debit items. At December 31, 2021, the Company's net capital was $36.5 million, which was $36.2 million in excess of its minimum requirement of $250,000.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

7. Equity Based Compensation

In May 2012 the Parent created a new omnibus equity awards plan (2012 Plan), with the ability to grant multiple types of equity based awards to employees, officers and directors of the Company. Currently, the Parent has outstanding granted Options and Restricted Stock Units (RSUs). All equity awards are valued at grant date and the expense is recognized over the vesting period, generally for one to six years.

In connection with the Merger, all outstanding equity awards (Options and RSUs) became fully vested and were tendered in exchange for cash and t0he right to future cash flows under the terms of the Merger agreement. There are no Options or RSUs outstanding as of December 31, 2021.

Restricted Stock Units

RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each RSU can be exchanged into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to RSUs is set forth below:

	RSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2021	2,461,374	$ 3.00
Granted	174,217	$ 2.87
Vested	(2,635,591)	$ 2.99
Forfeited	-	
Nonvested as of December 31, 2021	-	

Stock Options

Options granted become exercisable upon vesting, generally one to six years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to options is set forth below:

	Options Outstanding	Weighted Average		
		Exercise Price	Remaining Term (years)	
Outstanding as of January 1, 2021	9,444,598	$ 2.40	4.2	
Granted	-	-		
Exercised	(826,250)	2.60		
Forfeited	(11,175)	2.78		
Exchanged	(8,607,173)	$ 2.38		
Outstanding as of December 31, 2021	-			

8. **Income Taxes**

As of December 31, 2021, the Company has deferred tax assets of $0.7 million. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9. **Fair Value Measurements**

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions. The following table summarizes the fair value of the Company's financial assets at December 31, 2020.

	Level 1	Level 2	Level 3
Cash equivalents	$ 21,073	$ -	$ -
Receivables from brokers, dealers and clearing organizations:			
Money Market Fund	10,194		
Total	$ 31,267	$ -	$ -

All other financial instruments are short term in nature and the carrying amount reported on the statement of financial condition approximates fair value.

10. **Employee Benefit Plan**

The Company's eligible employees participate in a defined contribution 401(k) plan sponsored by the Parent, which is a tax-qualified retirement plan subject to ERISA. Employees are eligible to participate in the plan as soon as administratively possible following employment. After six months of employment, employees are eligible for a Company match of 100% of employee pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to limitations under the Internal Revenue Code.

11. **Commitments and Contingencies**

On July 13, 2017, the Parent entered into a $200 million senior secured first-lien term loan. The credit facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interest in the Company; the enforcement of the pledge is subject to regulatory approval. In connection with the Merger, this term loan was repaid and the collateralized pledge has been released.

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

12. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on experience, the Company expects the risk of material loss to be remote and therefore no liability has been recorded.

13. **Subsequent Events**

The Company has evaluated events and transactions occurring subsequent to December 31, 2021 for items that should potentially be recognized or disclosed in this financial statement. The evaluation was conducted through the date this financial statement was issued.